April 15, 2026

Alex Driggs, Esq.
General Counsel
Autolus Therapeutics plc
The MediaWorks
191 Wood Lane
White City
London W12 7FP
United Kingdom

       Re: Autolus Therapeutics plc
           Registration Statement on Form S-3
           Filed April 13, 2026
           File No. 333-295004
Dear Alex Driggs Esq.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Courtney T. Thorne, Esq.